FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 16, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Posting of Documents dated December 16, 2004

NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE UNITED STATES



British Energy plc


16 December 2004


Posting of a document comprising supplementary listing particulars and a supplementary prospectus


British Energy plc ("British Energy") announces that it has today posted a document comprising supplementary listing particulars and a supplementary prospectus in respect of British Energy Group plc and British Energy Holdings plc (the "Document") to British Energy Shareholders, RBS and Bondholders in relation to the proposed restructuring of the British Energy Group that was announced on 1 October 2003.


The Document is required as a result of the announcement on 10 December 2004 of the results of British Energy for the second quarter and first half ended 30 September 2004 and is supplementary to, and should be read in conjunction with, the document comprising listing particulars and a prospectus dated 29 November 2004 (together the "Prospectus") which has been sent to British Energy Shareholders, RBS and Bondholders.


The Document comprises: (i) supplementary listing particulars in relation to the issue of New Shares and Warrants of British Energy Group plc pursuant to the Schemes and other arrangements with Creditors; (ii) a supplementary prospectus in relation to the issue of Warrants of British Energy Group plc pursuant to the Disposal; and (iii) supplementary listing particulars in relation to the issue of New Bonds of British Energy Holdings plc.


Unless otherwise stated, terms not defined in this announcement have the meanings given to them in the Prospectus.


The implementation of the Restructuring remains subject to the satisfaction of a number of important conditions. A summary of the conditions and of the Restructuring is set out in Part VI of the Prospectus: Further information relating to the Restructuring.


Shareholders with any questions relating to the proposals or the completion and return of the Form(s) of Proxy or Form(s) of Election should contact the helpline on freephone 0800-035-0844 (or, if calling from outside the UK, on: +44
(0) 1295-225-285 (calls charged at applicable rates)), Monday to Friday 9.00 a.m. to 5.00 p.m. (UK time) or log on to the British Energy Restructuring website, www.britishenergyuk.info. The helpline cannot provide advice on the merits or otherwise of the matters described in this announcement, nor give any financial advice.


Bondholders (and other persons with interests in Bonds) with any questions relating to the Creditors' Scheme Circular or on what is required of them should contact the Company's Information Agent, Lucid Issuer Services Limited on: +44
(0) 20 7704 0880; email: sdpatel@lucid-is.com or lpellicci@lucid-is.com. A website has also been set up to assist Bondholders (and other persons with interests in Bonds) at www.lucid-is.com/britishenergy from which relevant documentation is available and which enables Account Holder Letters to be submitted on-line.





Citigroup Global Markets Limited is advising British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in the Prospectus and will not be responsible to anyone other than British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.


HSBC Bank plc is advising British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in the Prospectus and will not be responsible to anyone other than British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.


This announcement is not an offer for securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the relevant issuer or selling security holder and that will contain detailed information about the relevant company and management, as well as financial statements.


Copies of the Document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:



The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7066 1000


(Documents will normally be available for inspection within six normal business hours of this notice being given).



For further information please contact:

John Searles, Investor Relations                      020 7266 8300

Andrew Dowler, Media                                  020 7831 3113

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 16, 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations